Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	December 23, 2014
For Immediate Release	NR#14-15

MAG SILVER ANNOUNCES THE APPOINTMENT OF
JILL LEVERSAGE AS A DIRECTOR

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) is pleased to announce that Ms. Jill Leversage has joined the Company as a member of the Board of Directors, effective December 22, 2014.

Ms. Leversage has over 25 years’ experience in corporate finance and investment banking, and has held senior level positions at TD Securities, RBC Capital Markets and BMO Financial Group.  She has successfully advised and executed on debt and equity financings, as well as on acquisitions and divestitures within a wide array of industries.  Ms. Leversage is a Fellow of the Institute of Chartered Accountants of British Columbia and also a Chartered Business Valuator of the Canadian Institute of Chartered Business Valuators.

"We are very pleased that Jill has joined our Board," said Jonathan Rubenstein, Chairman of MAG. "She brings extensive corporate finance, investment banking and business experience to our Board which furthers our ability to enhance shareholder value."

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on advancing two significant projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are advancing the underground decline towards the high grade Valdecañas Silver vein and delineating the Desprendido and Juanicipio discoveries in Zacatecas State, all within the joint venture between MAG (44%) and Fresnillo (56%). In addition, we are negotiating surface access in order to further delineate our district scale, 100% owned Cinco de Mayo property in Chihuahua state, where two new silver, lead, zinc discoveries are opening up further growth opportunities for MAG.

On behalf of the Board of
MAG SILVER CORP.

"George Paspalas"

President & CEO

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Website:	www.magsilver.com	Email:	info@magsilver.com
Phone:	(604) 630-1399	Fax:	(604) 681-0894
Toll free:	(866) 630-1399

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html